April 18, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:  H. Roger Schwall

Division of Corporation Finance

Re:          Select Energy Services, Inc.

Registration Statement on Form S-1 (File No. 333-216404)

Ladies and Gentlemen:

As the representative of the several underwriters of the Select Energy Services, Inc. (the “Company”) proposed public offering of Class A common stock of the Company, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 3:30 p.m., Washington, D.C. time, on April 20, 2017, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus dated April 17, 2017, through the date hereof:

Preliminary Prospectus dated April 17, 2017:

Approximately 6,359 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
FBR CAPITAL MARKETS & CO.
WELLS FARGO SECURITIES, LLC
As Representatives of the several
Underwriters

By: CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
Name:	Blake London
Title:	Director

By: FBR CAPITAL MARKETS & CO.

By:	/s/ Patrick Steel
Name:	Patrick Steel
Title:	Senior Managing Director

By: WELLS FARGO SECURITIES, LLC

By:	/s/ David Herman
Name:	David Herman
Title:	Director